UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On April 28, 2025, the Company issued a press release titled “MMA.inc Partners with Brazilian Jiu-Jitsu Icon  Clark Gracie: Accelerates BJJLink Expansion and Unlocks Potential New Revenue Streams Across Over 5,700 New Students”. A copy of the press release is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release Dated 28 April

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	April 28, 2025	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer

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